UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Quantum FinTech Acquisition Corporation
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
74767A105
(CUSIP Number)
December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Quantum Ventures LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,796,335
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,796,335
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,796,335
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.1%
12	TYPE OF REPORTING PERSON (See Instructions) OO

Item 1(a).	Name of Issuer:

Quantum FinTech Acquisition Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4221 W. Boy Scout Blvd., Suite 300, Tampa, FL 33607

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of the following person (the “Reporting Person”):

Quantum Ventures LLC

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of the Reporting Person is 4221 W. Boy Scout Blvd., Suite 300, Tampa, FL 33607.

Item 2(c).	Citizenship:

Quantum Ventures LLC is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (“Common Stock”).

Item 2(e).	CUSIP Number:

74767A105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not Applicable.

Item 4.	Ownership.

The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover page for the Reporting Person and is incorporated herein by reference for each Reporting Person.

Quantum Ventures LLC (the “Sponsor”) holds 3,796,335 shares of Common Stock, representing approximately 15.1% of the outstanding shares of Common Stock of the Issuer.

John Schaible, Daniel Caamano and Sandip Patel are the three managers of the Sponsor. Any action by the Sponsor with respect to the shares of Common Stock held by it, including voting and dispositive decisions, requires a majority vote of the board of managers. Accordingly, under the so-called “rule of three,” because voting and dispositive decisions are made by a majority of the Sponsor’s managers, none of the Sponsor’s managers is deemed to be a beneficial owner of the Sponsor’s securities, even those in which such manager holds a pecuniary interest. Accordingly, none of such individuals is deemed to have or share beneficial ownership of the shares of Common Stock held by the Sponsor.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022

Quantum Ventures LLC

By:	/s/ Jason Simon
Name:	Jason Simon
Title:	Attorney-in-Fact*

*	The Power of Attorney given by Quantum Ventures LLC was previously filed as exhibit 24.1 to the Form 3 filed by Quantum Ventures LLC with the SEC on February 5, 2021, and is herein incorporated by reference.

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